Exhibit 21.1

BLUEBIRD BIO, INC.

The following is a list of subsidiaries of the Company as of January 31, 2020:

Name	Jurisdiction of Incorporation
bluebird bio, Inc.	Delaware
bluebird bio Securities Corporation	Massachusetts
bluebird bio France, SARL	France
bluebird bio (FR) SAS	France
bluebird bio Australia Pty Ltd	Australia
bluebird bio (Bermuda) Ltd	Bermuda
bluebird bio (UK) Ltd	United Kingdom
bluebird bio (Italy) Srl	Italy
bluebird bio (Switzerland) GmbH	canton of Zug, Switzerland
bluebird bio (Germany) GmbH	Germany
bluebird bio (Netherlands) B.V.	Netherlands
Precision Genome Engineering, Inc.	Washington